FORM 4 ☐ Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person* Marino Gary O.	2. Issuer Name and Ticker or Trading Symbol RailAmerica, Inc. (NYSE: RRA)		6. Relationship of Reporting Person to issuer (Check all applicable) ☒ Director ☐ 10% Owner ☒ Officer (give title below) ☐ Other (specify below) Chairman of the Board, CEO, President
(Last) (First) (Middle) RailAmerica, Inc. 5300 Broken Sound Blvd., NW	3. IRS or Social Security Number of Reporting Person (Voluntary)	4. Statement for Month/Year June 2002	7. Individual or Joint/Group Filing (Check Applicable Line) ☒ Form filed by one Reporting Person
(Street) Boca Raton Florida 33487		5. If Amendment, Date of Original (Month/Year)	☐ Form filed by more than One Reporting Person
(City) (State) (Zip)

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/ Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Inst. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Common Stock, par value $.001 per share							123,362	D

(Print or Type Response)	Page 1 of 3

FORM 4 (continued)	Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercis- able	Expira- tion Date	Title	Amount or Number of Shares
Options granted pursuant to Employment Agreement (right to buy)	$7.25	—	—	—	—	—	1/1/98	1/1/08	Common Stock, $.001 par value	75,000	—	75,000	D	—
Options granted pursuant to Employment Agreement (right to buy)	$8.00	—	—	—	—	—	1/1/98	1/1/08	Common Stock, $.001 par value	75,000	—	75,000	D	—
Options granted pursuant to Employment Agreement (right to buy)	$8.75	—	—	—	—	—	1/1/98	1/1/08	Common Stock, $.001 par value	75,000	—	75,000	D	—
Options granted pursuant to Employment Agreement (right to buy)	$9.50	—	—	—	—	—	1/1/98	1/1/08	Common Stock, $.001 par value	75,000	—	75,000	D	—
1998 Executive Incentive Compensation Plan Options (right to buy)	$8.75	—	—	—	—	—	4/8/00	4/7/09	Common Stock, $.001 par value	50,000	—	50,000	D	—
1998 Executive Incentive Compensation Plan Options (right to buy)	$9.00	—	—	—	—	—	1/1/00	1/1/10	Common Stock, $.001 par value	500,000	—	500,000	D	—
1998 Executive Incentive Compensation Plan Options (right to buy)	$12.01	—	—	—	—	—	6/22/01 (1)	6/22/11	Common Stock, $.001 par value	350,000	—	350,000	D
1998 Executive Incentive Compensation Plan Options (right to buy)	$10.20	6/20/02	A	V	350,000		6/20/02 (2)	6/20/12	Common Stock, $.001 par value	350,000	—	350,000	D

  Explanation of Responses:

(1)	Thirty-three and one-third percent (33 1/3%) of such options became exercisable on each of June 22, 2001 and June 22, 2002 and an additional thirty-three and one-third percent (33 1/3%) will become exercisable on June 22, 2003.

(2)	Thirty-three and one-third percent (33 1/3%) of such options became exercisable on June 20, 2002 and an additional thirty-three and one-third percent (33 1/3%) will become exercisable on each of June 20, 2003 and June 20, 2004.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Gary O. Marino **Signature of Reporting Person Gary O. Marino	August 6, 2002 Date

Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

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